# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Super Group (SGHC) Limited, CIK 0001878057
CUSIP: G8588X103
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: Bordeaux Court, Les Echelons, St Peter Port, Guernsey (Y7), GY1 1AR
Date of event which requires filing of this statement: 09/15/2026
Amends the filing with accession number 0001104659-22-127182
Filed by CIK 0001954552
Persons authorized to receive notices and communications: Basil Bielich, Ground Floor, Dorchester House, Belmont HIll, Douglas, Isle of Man, United Kingdom (X0), IM1 4RE, 44 (0) 1624 777406

## Reporting persons
- Chivers Limited (CIK 0001954552): type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 90,174,578; sole dispositive power 0; shared dispositive power 82,476,349; aggregate amount beneficially owned 90,174,578 (17.7% of the class)
- Chivers Trust: type of reporting person: other (OO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 90,174,578; sole dispositive power 0; shared dispositive power 82,476,349; aggregate amount beneficially owned 90,174,578 (17.7% of the class)
- Waddle Limited: type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 90,174,578; sole dispositive power 0; shared dispositive power 82,476,349; aggregate amount beneficially owned 90,174,578 (17.7% of the class)
- Hoddle Trust: type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,273,535; sole dispositive power 0; shared dispositive power 4,273,535; aggregate amount beneficially owned 4,273,535 (0.8% of the class)
- Atla Trustees Limited: type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,273,535; sole dispositive power 0; shared dispositive power 4,273,535; aggregate amount beneficially owned 4,273,535 (0.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value per share
Name of issuer: Super Group (SGHC) Limited
Address of issuer's principal executive offices: Bordeaux Court, Les Echelons, St Peter Port, Guernsey (Y7), GY1 1AR
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by (i) Chivers Limited ("Chivers"), (ii) Chivers Trust (the "Chivers Trust"), (iii) Waddle Limited ("Waddle"), (iv) Hoddle Trust ("Hoddle"), and (v) Atla Trustees Limited ("Atla" and, with Chivers, the Chivers Trust, Waddle, and Hoddle collectively, the "Reporting Persons"). Chivers is the direct holder of certain securities of Super Group (SGHC) Limited (the "Issuer") reported herein. The Chivers Trust is the sole shareholder of Chivers and Waddle is the trustee of the Chivers Trust. Due to their relationships with Chivers, each of the Chivers Trust and Waddle may be deemed to share voting and investment power over securities of the Issuer directly held by Chivers. Hoddle is the direct holder of certain securities of the Issuer reported herein. Atla is the trustee of Hoddle. Due to its relationship with Hoddle, Atla may may be deemed to share voting and investment power over securities of the Issuer directly held by Hoddle. Exhibit 99.2 hereto sets forth the names and other required information regarding the directors of Chivers, Waddle, and Atla, and such persons are referred to herein individually as a "Scheduled Person" and collectively as the "Scheduled Persons." Except as disclosed herein, none of the Scheduled Persons beneficially own any securities of the Issuer.
Residence or business address: The principal business office of the Reporting Persons is Ground Floor, Dorchester House, Belmont Hill, Douglas, Isle of Man, IM1 4RE.
Present principal occupation or employment: The principal business of the Reporting Persons is holding investments and lending. As noted above, the Chivers Trust is the sole shareholder of Chivers and Waddle is the trustee of the Chivers Trust. Further, as noted above, Atla is the trustee of Hoddle.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Chivers, the Chivers Trust, Waddle, Hoddle, and Atla were organized in the Isle of Man.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On September 15, 2026, Waddle, in its capacity as trustee of the Chivers Trust, exercised its powers under the Chivers Trust to appoint and distribute in specie 4,273,535 Ordinary Shares of the Issuer to Atla as trustee of Hoddle, which was made a beneficiary of the Chivers Trust by way of a Deed of Appointment of Beneficiary dated September 15, 2026. Such 4,273,535 Ordinary Shares of the Issuer comprised assets received pursuant to a dividend in specie declared by Chivers, of which the Chivers Trust is the sole shareholder. For administrative convenience and to avoid the need for multiple transfers, Waddle requested that Chivers transfer the Ordinary Shares directly to Hoddle. Hoddle is now the direct holder and beneficial owner of such 4,273,535 Ordinary Shares of the Issuer, which are reported herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of Chivers, the Chivers Trust, and Waddle may be deemed to beneficially own 90,174,578 Ordinary Shares of the Issuer, which represents approximately 17.7% of the Ordinary Shares outstanding, based on 508,200,000 Ordinary Shares issued and outstanding, as previously provided by the Issuer. Each of Hoddle and Atla may be deemed to beneficially own 4,273,535 Ordinary Shares of the Issuer, which represents approximately 0.8% of the Ordinary Shares outstanding, based on 508,200,000 Ordinary Shares issued and outstanding, as previously provided by the Issuer. The Ordinary Shares reported herein are directly held and beneficially owned by either Chivers or Hoddle, as applicable. Each of the Chivers Trust and Waddle may be deemed to beneficially own the Ordinary Shares directly held by Chivers due to their relationships with Chivers as described above in Item 2(a). Atla may be deemed to beneficially own the Ordinary Shares directly held by Hoddle due to its relationship with Hoddle as described above in Item 2(a). Such information regarding the relationships among the Reporting Persons in Item 2(a) is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover pages of this Schedule 13D for each of the Reporting Persons are incorporated herein by reference. Each of Chivers, the Chivers Trust and Waddle has the shared dispositive power over 82,476,349 Ordinary Shares and, until the Settlement, has the shared voting power over 90,174,578 Ordinary Shares. Each of Hoddle and Atla has shared voting and dispositive power over 4,273,535 Ordinary Shares. None of the Reporting Persons has sole voting or dispositive power over any Ordinary Shares.
Transactions in the class effected during the past sixty days: The information disclosed in Item 4 is hereby incorporated by reference. Other than as disclosed in Item 4 or previously disclosed in this Schedule 13D, as amended, none of the Reporting Persons nor any of the Scheduled Persons has effected any transactions in the Issuer's Ordinary Shares during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Merrick Wolman is the beneficiary of the Chivers Trust, which Chivers Trust may have the right to receive dividends paid in respect of the Ordinary Shares held by Chivers to the extent that such dividends are ultimately paid up to the Chivers Trust. He may ultimately receive any proceeds from the sale of the Ordinary Shares beneficially owned by the Chivers Trust, in the sole discretion of the trustee of the Chivers Trust. Merrick Wolman is the beneficiary of Hoddle and may have the right to receive dividends paid in respect of the Ordinary Shares held by Hoddle to the extent such dividends are ultimately paid and may ultimately receive any proceeds from the sale of the Ordinary Shares held and beneficially owned by Hoddle.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information included in Item 4 is hereby incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement

99.2 Directors of Certain Reporting Persons

## Signatures
- Chivers Limited: /s/ James McKenna, James McKenna/ Director (09/17/2026)
- Chivers Trust: /s/ James McKenna, James McKenna/ Director (09/17/2026)
- Waddle Limited: /s/ James McKenna, James McKenna/ Director (09/17/2026)
- Hoddle Trust: /s/ James McKenna, James McKenna/ Director (09/17/2026)
- Atla Trustees Limited: /s/ James McKenna, James McKenna/ Director (09/17/2026)